Exhibit (a)(5)(C)

INTERNATIONAL PAPER PLAZA

6400 POPLAR AVENUE

MEMPHIS, TN 38197

News Release

International Paper Announces Preliminary Results of Tender Offer

Company expects to acquire approximately 38.5 million shares at $36 per share

MEMPHIS, Tenn.—Sept. 14, 2006—International Paper (NYSE:IP) today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, New York City time, on Wednesday, Sept. 13.

Based on the preliminary count by the depositary for the tender offer, International Paper expects to acquire approximately 38.5 million shares of its common stock at a price of $36 per share for a total cost of approximately $1.386 billion. These shares represent approximately 7.8 percent of the shares outstanding as of Sept. 13, 2006. Because International Paper will purchase all of the shares tendered, no proration is required.

The number of shares to be purchased and the price per share are preliminary. Final results for the tender offer will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased and the price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter.

Goldman, Sachs & Co. and UBS Securities LLC served as dealer managers for the tender offer. D.F. King & Co., Inc. served as information agent and Mellon Investor Services served as the depositary. Shareholders and investors who have questions or need information about the tender offer may call D.F. King & Co., Inc. at (800) 487-4870.

Headquartered in the United States, International Paper has been a leader in the forest products industry for more than 100 years. The company is currently transforming its operations to focus on its global uncoated papers and packaging businesses, which operate and serve customers in the U.S., Europe, South America and Asia. These businesses are complemented by an extensive North American merchant distribution system. International Paper is committed to environmental, economic and social sustainability, and has a long-standing policy of using no wood from endangered forests. To learn more, visit www.internationalpaper.com.

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Contacts: Media—Amy Sawyer, 901-419-4312; Investors—Brian McDonald, 901-419-4957